U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person

Chouinard, Stephane
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   (Last)                            (First)              (Middle)

c/o Planet411
440 Rene Levesque West, suite 400
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                                    (Street)

Montreal, Quebec               Canada                                H2Z 1V7
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   (City)                            (State)                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol


Planet411.com Inc.         PFOO
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


June and September, 2000
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5.   If Amendment, Date of Original (Month/Year)



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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]   Director                             [X]  10% Owner
     [X*]  Officer (give title below)           [_]  Other (specify below)

Vice President, Corporate Development*
*= resigned positions in October, 2000
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:
                                                    3.           (Instr. 3, 4 and 5)             Owned at End   Direct    7.
                                      2.            Transaction  -----------------------------   of Issuer's    (D) or    Nature of
1.                                    Transaction   Code                         (A)             Fiscal Year    Indirect  Indirect
Title of Security                     Date          (Instr. 8)       Amount      or     Price    (Instr. 3      (I)       Beneficial
(Instr. 3)                            (mm/dd/yy)    Code     V                   (D)             and 4)         (Instr.4) Ownership
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


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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Put or Type Responses)


                                                                          (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       4.       Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   Trans-   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   action   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     Code     (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  (Instr.  4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     8)       ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code  V   (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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2000 Option Plan-
Options to
Purchase            $1.81    06/01/00 A         50,000        3/01/01(1) 3/2/05  Common  50,000  $0.117             D
Common Stock                                                                     Stock
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2000 Option Plan-
Options to
Purchase            $0.687   09/30/00 A         50,000        3/01/01(1) 3/2/05  Common  50,000  $0.117   875,000   D
Common Stock                                                                     Stock
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Exchangeable
Shares (2) of       1:1      9/25/00  J               1,466,666 Current  N/A     Common  1,466,666  N/A             D        (3)
3560309 Canada Inc.                                                              Stock
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Exchangeable
Shares (2) of       1:1      9/25/00  J               6,449,210 Current  N/A     Common  6,449,210  N/A             I        (4)
3560309 Canada Inc.                                                              Stock
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Exchangeable
Shares (2) of       1:1      9/25/00  J                 341,252 Current  N/A     Common    341,252  N/A  8,257,128  I        (5)
3560309 Canada Inc.                                                              Stock
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
Explanation of Responses:


(1)  Options vest 25% on 3/1/01, 25% on 9/1/01 and 50% on 3/1/02.

(2) Voting rights with respect to such Exchangeable Shares (embodied in one issued and outstanding share of Special Voting Stock) are jointly held by Joseph Farag, Stephane Chouinard and Johnson Joseph, as mandataries under a voting trust agreement, which requires the mandataries to adhere to voting instructions received from those for whom the mandataries hold such voting rights.

(3) Such Exchangeable Shares, of which there were originally 2,200,000, were reverse split 3:1 on September 25, 2000.

(4) 9,673,814 Exchangeable Shares, which were reverse split 3:1 on September 25, 2000, are owned by a holding company, the equity and control of which is shared equally by the Reporting Person and another Affiliate of the Issuer. The Reporting Person disclaims beneficial ownership of 1,612,302 of such Exchangeable Shares (and the underlying shares of the Issuer's Common Stock).

(5) 511,878 Exchangeable Shares, which were reverse split 3:1 on September 25, 2000, are owned by a company in which the Reporting Person and another affiliate of the Issuer serve as directors and all of the voting shares. The Reporting Person disclaims beneficial ownership of all of such Exchangeable Shares (and the underlying shares of the Issuer's Common Stock).



        /s/     Stephane Chouinard                             12/15/2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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